UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D/A

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  #_1_)

     Digital  Generation  Systems,  Inc.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

       253921100
     (CUSIP  Number)

          Dawson-Samberg Capital Management, Inc., 354 Pequot Ave.
           Southport CT 06490 Attn: Amiel M. Peretz 203/254-0091 (Name, Address and Telephone Number of Person
     Authorized  to  Receive  Notices  and  Communications)

     August  26,  1997
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  2,524,752

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  2,524,752

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 2,524,752

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  17.3%

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  PRIVATE  EQUITY  PARTNERS, LLC

     IRS  Identification  No.  of  Above  Person  06-1469967
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,096

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  12.2%

14          Type  of  Reporting  Person  OO

This Amendment Number 1sets forth changes in the information previously filed on Schedule 13D relative to the holdings of Common Stock of Digital Generation Systems, Inc. ("DGIT") a California Corporation.

ITEM  1.    SECURITY  AND  ISSUER

     No  Change.

ITEM  2.    IDENTITY  AND  BACKGROUND

     No  Change.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, under rule 13d-3(d) (1) (i) under the Securities Exchange Act of 1934, Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg") is deemed to be the beneficial owner of 2,524,752 shares of the Company's Common Stock by virtue of the Series A Convertible Preferred Stock (the "Shares") held by accounts for which it (or its principals) exercises investment discretion, as follows; 424,328 Shares are owned by Pequot Partners Fund, L.P. ("Pequot") , a Delaware limited partnership, 424,328 Shares are owned by Pequot International Fund, Inc. ("International"), a corporation formed under the laws of the British Virgin Islands, 1,487,733 Shares are owned by Pequot Private Equity Fund, L.P. ("Private Equity") and 188,363 Shares are owned by Pequot Offshore Private Equity Fund, Inc. ("Offshore Private Equity"). As of the date hereof, Pequot Private Equity Partners, LLC ("Equity Partners") beneficially owns in the aggregate 1,676,096 shares of the Company's Common Stock by virtue of the 1,487,733 Shares owned by Private Equity and the 188,363 Shares owned by Offshore Private Equity. The 2,524,752 Shares were purchased in a Private Placement directly from the Company @ $3.535 per Share for a total of $8,925,000. The funds for the purchase of Shares held by all of the entities were obtained from the contributions of their various partners/shareholders. Such funds, in the case of Pequot and International, may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley & Company, Inc.

ITEM  4.    PURPOSE  OF  TRANSACTION

     No  Change.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, Dawson-Samberg and Equity Partners beneficially own in the aggregate 2,524,752 and 1,676,096 shares, respectively. These shares, if converted, would represent approximately 17.3% and 12.2%, respectively, of the 14,628,046 and 13,779,390 shares, respectively, of DGIT's Common Stock which would be outstanding if the Series A Convertible Preferred Stock owned by such Reporting Person was converted into Common Stock. Dawson-Samberg (or its principals) has the sole power to vote, direct the vote, dispose and direct the disposition of all of the 2,524,752 Shares beneficially owned by Dawson-Samberg. Equity Partners does not currently have the power to vote, direct the vote, dispose and direct the disposition of the 1,676,096 Shares beneficially owned by Equity Partners but may acquire such powers by terminating its investment management agreement with Dawson-Samberg.
 The only transaction of the Reporting Persons in the past 60 days was the entering into a purchase agreement with the Company to purchase a total of 2,524,752 Shares of Series A Convertible Preferred Stock @ $3.535 per share in a private placement. The first closing of 1,026,311 Shares pursuant to this purchase agreement was on 7/25/97. The second closing of 1,498,441 Shares pursuant to this purchase agreement was on 8/26/97and is the subject of this filing.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


September  5,  1997

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Amiel  M.  Peretz
   Amiel  M.  Peretz,  Chief  Financial  Officer


Pequot  Private  Equity  Partners,  LLC


By:  /s/    Amiel  M.  Peretz
   Amiel  M.  Peretz,  Member

     EXHIBIT  A

     AGREEMENT

     The undersigned agree that this Schedule 13D/A dated September 5, 1997 relating to the Shares of DGIT shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Amiel  M.  Peretz
   Amiel  M.  Peretz,  Chief  Financial  Officer


Pequot  Private  Equity  Partners,  LLC


By:  /s/    Amiel  M.  Peretz
   Amiel  M.  Peretz,  Member